Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

NexPoint Residential Trust, Inc.:

We consent to the incorporation by reference in the registration statement (No. 333-216697) on Form S-3 of NexPoint Residential Trust, Inc. of our report dated February 14, 2018, with respect to the consolidated balance sheets of NexPoint Residential Trust, Inc. and subsidiaries as of December 31, 2017 and 2016, and the related combined consolidated statements of operations and comprehensive income (loss), equity, and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes and the related financial statement schedule which report appears in the December 31, 2017 annual report on Form 10-K of NexPoint Residential Trust, Inc., and to the reference to our firm under the heading of “Experts” in the prospectus.

/s/ KPMG LLP

Dallas, Texas

November 13, 2018